FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, September 23, 2022

Ger. Gen. No. 12/2022

Ms. Solange Berstein Jáuregui

Chairwoman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Madam,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (“FMC”) I, duly authorized hereby inform you that yesterday the Enel Américas' Brazilian subsidiary, Enel Brasil S.A. entered into a share sale agreement with Equatorial Participações e Investimentos S.A., an afíliate of Equatorial Energia S.A. (“Equatorial”) by which, and subject to the compliance with certain conditions precedent, including, among others, the authorization issued by the Enel Américas S.A. Board of Directors, Enel Brasil will dispose of 99.9% of the shares issued by CELG DISTRIBUIÇÃO S.A. – CELG D ("Hereinafter “Enel Goiás") owned by Enel Brasil S.A. (the "Sale"). In order to evaluate and approve the Sale, an extraordinary session of the Board of Directors of Enel Américas has been convened for September 28, 2022. Other agreed conditions precedent refer to the authorizations of the Brazilian regulatory entities National Electric Energy Agency (“Agencia Nacional de Energía Eléctrica - ANEEL") and the Administrative Council of Economic Defense ("Conselho Administrativo de Defesa Econômica - CADE").

Enel Goias is a Brazilian electricity distributor located in the State of Goiás, with a concession area of 337 thousand km2, with 3.3 million customers in 237 municipalities.

Should the Sale be approved, Enel Brasil S.A. would receive approximately BRL 7.3 billion (Brazilian reals), equivalent to approximately US$ 1.4 billion, of which approximately BRL 1.6 billion (equivalent to approximately US$ 300 million) correspond to its equity stake and would be paid by Equatorial on the closing date of the transaction, which is expected by December, and approximately BRL 5.7 billion (equivalent to approximately US$ 1.1 billion) to the prepayment of intercompany loans, of which US$ 600 million correspond to Enel Brasil and US$ 500 million to Enel Finance International, a company related to Enel SpA, the controller of Enel Américas, which would be paid by Enel Goiás within the following twelve months from the closing date of the transaction. All of the above is subject to positive or negative adjustments, depending on the terms of the agreement between the parties.

In addition to this amount, the parties hereto have agreed on the earn-out payments mechanism, depending on the result of certain contingencies that are in progress, whose estimation at this date is unquantifiable.

As a result of this transaction, it is estimated that Enel Américas would record a loss in its consolidated net result of approximately USD 990 million. This amount does not include any additional earn-out income indicated above.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)
Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)
Depósito Central de Valores SA (Central Securities Depositary)
Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: September 23, 2022